UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               CIDCO Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   171768 10 4
                                   -----------
                                 (CUSIP Number)





Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain ing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 pages

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CUSIP No.  171768 10 4                   13G                   Page 2 of 5 Pages
---------  -----------                                         -----------------

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1   NAME OF REPORTING PERSON - S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Robert L. Diamond

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]

                                                            (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States Citizen

--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER
                           535,244
   NUMBER OF        ------------------------------------------------------------
    SHARES
 BENEFICIALLY       6      SHARED VOTING POWER
   OWNED BY                -0-
     EACH           ------------------------------------------------------------
   REPORTING        7      SOLE DISPOSITIVE POWER
    PERSON                 535,244
     WITH           ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    535,244

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    3.72%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1.

         (a)      CIDCO Incorporated.

         (b)      220 Cochrane Circle, Morgan Hill, California 95037.


Item 2.

         (a)      Robert L. Diamond.

         (b)      400 Columbus Avenue, Valhalla, New York 10595.

         (c)      United States citizen.

         (d)      Common Stock, par value $0.01 per share.

         (e)      CUSIP Number 171768 10 4.


Item 3. If this statement is filed pursuant to Rule 13d-a(b), or 13d-2(b), check whether the filing person is a:

         (a) - (h)         inapplicable.


Item 4.  Ownership

         (a) 535,244 shares (includes 418,577 shares and a currently exercisable option to purchase 116,667 shares) of Common Stock.

         (b)      3.72% of Class.

         (c)(i) Filing Person has sole power to vote 535,244 shares of Common Stock.

            (ii) Filing  Person does not share power to vote or direct the vote of any  shares  of  Common  Stock.

            (iii) Filing Person has sole dispositive  power over 535,244 shares of Common Stock.

            (iv) Filing Person does not share dispositive power over any shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.


Item 8.  Identification and Classification of Members of a Group.

         Inapplicable.


Item 9.  Notice of Dissolution of Group.

         Inapplicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and dot have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   Signature

         After reasonable inquiry and to the best of my knowledge, and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ Robert L. Diamond
                              ---------------------
                                Robert L. Diamond


Dated: March 11, 1997